VINCI

Rueil june 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci begins the architectural décor in the southern half of the Hall of Mirrors at the Château de Versailles ;
- Denial ;
- Press release.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 983 181 370 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION
Major Partner of the French Ministry of Culture

Versailles, 18 May 2006

VINCI begins restoring the architectural décor in the southern half of the Hall of Mirrors at the Château de Versailles

VINCI, which is sponsoring the restoration (12 million euros) of the Hall of Mirrors within the framework of a skills-based sponsorship operation, has just embarked on the task of restoring the architectural decorative features in the second half of the Hall.

Designed to showcase the talents of 17th-century French craftsmen by Jules Hardouin-Mansart, principal architect to King Louis XIV, the architectural décor offers a rich assemblage of polychrome marbles, decorative items in bronze, and mirrors. Its restoration today calls for the deployment of extremely specialised skills, largely based on those available in the 17th century, as well as a perfect coordination of the work of the VINCI teams, responsible for restoring the bronzes and marbles, with the contributions of the other craftsmen, in particular those working on the mirrors. The combination of their respective skills will enable the different elements of this decorative scheme to be preserved for the long term, and restore it to its erstwhile splendour.

The Hall's polychrome marbles are being restored by Socra, a VINCI Group subsidiary. These marbles – covering a surface area of more than 1,000 sq. metres - have been subjected to a gentle, non-abrasive cleaning process, preparing them for subsequent waxing and polishing. Socra is also in charge of restoring the bronzes, starting with the removal of the 850 bronze mountings holding the mirrors in place in order to clean them, and re-gild those whose gilding is the most worn.

Once these mountings have been removed, mirror specialist Vincent Guerre will be able to take down the 21 mercury mirrors lining the Hall's 17 arcades. This operation will allow an inspection of the backing on which the mirrors rest, and the restoration of any over-obvious damage.

The next stage: the International Scientific Council, composed of leading international experts on 17th century painting and architecture, is due to meet on 26 June to review the works currently underway, and to decide on the next stages of the restoration process.

Press contact:
VINCI – Olga Giacomoni (ogiacomoni@vinci.com, tel.: 01 47 16 39 78).

VINCI

Rueil Malmaison, 30 May 2006

Press release

Denial

Over the past few days, the press has carried reports on negotiations between VINCI and Nexity, hinting at a possible takeover of Nexity by VINCI.

VINCI formally denies such a scenario.

Moreover, there are no grounds whatsoever to think that such a scenario could have been devised to protect VINCI from alleged investment fund speculation.

VINCI has no plans to take over Nexity, either for cash or for an exchange of shares.

If, after review, there should be any form of cooperation, it would be limited solely to VINCI's property business, where Nexity is already involved in some large-scale operations (Renault's land in Boulogne, Société Générale's Tour Granite, etc.).

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax:: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 1 June 2006

Press release

As soon as the meeting of the VINCI Board of Directors was declared open today at 18.00, Antoine Zacharias submitted his resignation from his roles as Chairman and member of the Board "in the best interests of the company and to put an end to the troubles within its management team".

The Board accepted his resignation and paid unanimous tribute to his work which, in less than 10 years, made VINCI world leader in concessions and construction, notably through the successive acquisitions of Sogeparc, GTM and ASF. Since 1997, under the chairmanship of Antoine Zacharias, VINCI's revenue tripled, its net profit increased 21-fold and its market capitalisation 20-fold.

The Board of Directors elected Yves-Thibault de Silguy Chairman and confirmed Bernard Huvelin and Bernard Val as Vice-Chairmen.

Xavier Huillard, Director and Chief Executive Officer, indicated that, in full agreement with the Board of Directors, VINCI will continue the growth strategy in concessions and construction that has been successfully implemented for many years.

Yves-Thibault de Silguy, 57, has a degree in law from the University of Rennes, a Master's degree in public law, and is a graduate of the Institut d'Etudes Politiques de Paris, public service section, and of the École Nationale d'Administration. From 1976 to 1981, he worked at the Ministry of Foreign Affairs and then from 1981 to 1985, for the European Commission. He then worked at the French Embassy in Washington as a Counsellor (economic affairs) from 1985 to 1986. From 1986 to 1988, he was an adviser in the Prime Minister's office with responsibility for European affairs and international economic and financial affairs. From 1988 to 1993, he was Director in the international affairs department and then Director for International Affairs of the Usinor Sacilor Group. From 1993 to 1995, he was Secretary-General of the Interdepartmental Committee for Questions of Economic Cooperation in Europe and at the same time, adviser for European affairs and vice-sherpa in the Prime Minister's office, assisting in the preparation of summits of the industrialised nations. From 1995 to 1999, he was European Commissioner responsible for economic, monetary and financial affairs. In January 2000, he became a member of the Executive Board of Suez Lyonnaise des Eaux, of which he was Chief Executive Officer from 2001 to 2002. Until now, he was Senior Executive Vice-President of Suez.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Investor relations: Véronique Gilliéron
Tel: +33 1 47 16 45 39
E-mail: vgillieron@vinci.com